07021664

RECEIVED

2007 MAR -9 A 11:

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: **Other information**

Lima, March 6th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

We hereby inform you that today CAVALI ICLV has submitted to us the final list of over-the-counter transactions made on February 28, 2007. Such list shows that RI-FONDO 2, shareholder with over 10% of the capital, has sold 245,700 of our company's shares. The closing price on the sale day was S/. 5.16.

List of our shareholders as of February 28th had a participation higher than 5% of the shares with right to vote:

RI-FONDO 2 (Prima AFP)	10.57%
La Positiva Vida Seguros y Reaseguros S.A.	9.60%
HO-FONDO 2 (Horizonte AFP)	7.63%
Horseshoe Bay Limited	6.46%
IN-FONDO 2 (Integra AFP)	6.16%
PR-FONDO 2 (Profuturo AFP)	5.95%
RI-FONDO 3 (Prima AFP)	5.55%

PROCESSED
MAR 13 2007 E
THOMSON
FINANCIAL

Truly Yours,

Patricia Gastelumendi Lukis
Finance Division Manager
Stock Agent

dw 3/12

END